Exhibit I
CRUDE CARRIERS CORP. ANNOUNCES DELIVERY OF M/T ‘ACHILLEAS’ AND IMMEDIATE
EMPLOYMENT ON INDEX LINKED VOYAGE CHARTER
ATHENS, Greece, June 30, 2010 — Crude Carriers Corp. (NYSE: CRU), announced today that on Friday, June 25, 2010, it took successful delivery of the M/T ‘Achilleas’, a Very Large Crude Carrier (“VLCC”) with carrying capacity of 297,863 dwt, from Universal Shipbuilding Corporation at the Ariake Shipyard in Japan.
The M/T ‘Achilleas’ was immediately employed on an index related voyage charter with Shell Trading & Shipping Co. linked to the Baltic Dirty Tanker Route 3 (“TD3”) commencing on delivery of the vessel from the shipyard. This arrangement allows Crude Carriers to earn the average of the TD3 spot market index for the duration of the voyage.
With the delivery of the M/T ‘Achilleas’, Crude Carriers completed the acquisition of its initial three-vessel IPO fleet. The company also acquired two modern Suezmax vessels shortly following its IPO, expanding its fleet to five tankers. All five vessels were employed immediately upon delivery on spot or index related voyage charters, in line with the company’s strategy of providing its investors exposure to the spot crude tanker market. Crude Carriers has been also granted a no-cost option exercisable until June 1, 2011, to acquire the newly built VLCC M/T ‘Atlantas’, currently employed in the spot market, for $108 million plus delivery expenses.
Mr. Evangelos Marinakis, Crude Carriers’ Chairman and Chief Executive Officer commented: “We are very pleased to have taken delivery of all our vessels in a timely manner and to have employed them immediately upon their respective deliveries in the crude spot tanker market with major oil companies by utilizing our strong in house commercial and technical teams and the extensive network of our industry relationships.
The average acquisition cost of $96.5 million each for our newly built VLCCs and of approximately $68 million each for our Suezmaxes compares very favorably with current asset prices, and underpins our strategy of acquiring vessels at what we believe to be the lower end of the current shipping cycle. We shall continue to execute our business model of growing Crude Carriers through acquisitions in the crude tanker segment, provided that they are accretive to earnings and cash flow.”
Crude Carriers Corp. Fleet and Optional VLCC

	Vessel Name	Vessel Type	Size (DWT)	Year Built	Yard	Delivery
IPO Fleet	Alexander The Great	VLCC	297,958	2010	Universal Shipbuilding, Japan	26th March 2010
	Miltiadis M II	Suezmax	162,397	2006	Daewoo Shipbuilding, Korea	30th March 2010
	Achilleas	VLCC	297,863	2010	Universal Shipbuilding, Japan	25th June 2010
Additional Acquisitions	Amoureux (Tango)	Suezmax	150,393	2008	Universal Shipbuilding, Japan	10th May 2010
	Aias (Waltz)	Suezmax	150,096	2008	Universal Shipbuilding, Japan	3rd June 2010

		Total	1,058,707	Weighted Average Age: 1.2

Crude Carriers Option	Atlantas	VLCC	320,000	2010	Daewoo Shipbuilding, Korea	Option Exercisable Until June 1, 2011 At Cost
Forward Looking Statements
This press release may contain forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, statements with respect to the company’s strategy, business model, acquisitions and earnings, and are based on management’s current expectations and observations. Included among the important factors that, in our view, could cause actual results to differ materially from the forward looking statements contained in this press release are the following: (i) conditions in the United States capital markets; (ii)

conditions affecting the crude spot market and the crude market generally; (iii) the ability of Crude Carriers Corp. to complete its acquisition of the remaining vessel from its initial fleet of vessels; and other factors listed from time to time under “Risk Factors” and other sections of our public filings with the SEC including, without limitation, Crude Carriers Corp.’s registration statement on Form F-1. We make no prediction or statement about the performance of shares.
About Crude Carriers Corp.
Crude Carriers Corp. (NYSE: CRU) is a Marshall Islands corporation focusing on the maritime transportation of crude oil cargoes. The company’s common shares trade on The New York Stock Exchange under the symbol “CRU”.
For further information please contact:

Company contacts:	Investor Relations / Media:
Ioannis Lazaridis, President	Nicolas Bornozis, President
Tel: +30 (210) 4584 950	Matthew Abenante
E-mail: i.lazaridis@crudecarrierscorp.com	Capital Link, Inc.
230 Park Avenue — Suite 1536
Jerry Kalogiratos, CFO	New York, NY 10160, USA
Tel: +30 (210) 4584 950	Tel: (212) 661-7566
E-mail: j.kalogiratos@crudecarrierscorp.com	Fax: (212) 661-7526
E-mail: crudecarriers@capitallink.com
www.capitallink.com